As filed with the Securities and Exchange Commission on February 9, 2023

Registration No. 333-268010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TIVIC HEALTH SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3845	81-4016391
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation)	Classification Code Number)	Identification No.)

	25821 Industrial Blvd., Suite 100
	Hayward, CA 94545
	(888) 276-6888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jennifer Ernst Chief

Executive Officer Tivic

Health Systems, Inc.

25821 Industrial Blvd., Suite 100

Hayward, CA 94545

(888) 276-6888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Tinen, Esq. Roger C. Rappoport, Esq. Procopio, Cory, Hargreaves & Savitch LLP Five Palo Alto Square 3000 El Camino Real, Suite 400 Palo Alto, CA 94306 (858) 720-6320	Leslie Marlow, Esq. Hank Gracin, Esq. Patrick J. Egan, Esq. Blank Rome LLP 1271 Avenue of the Americas New York, New York 10020 (212) 885-5358

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-268010

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement (Registration No. 333-268010) of Tivic Health Systems, Inc. is filed pursuant to Section 462(d) of the Securities Act of 1933, as amended, solely to update Exhibits 5.1 and 5.2 that were previously filed with respect to such Registration Statement in order to account for an increased number of securities. The maximum aggregate offering price of securities being registered pursuant the Registration Statement remains unchanged.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Financial Statements and Exhibits

Exhibit No.	Description

5.1	Opinion of Procopio, Cory, Hargreaves & Savitch LLP.

5.2	Opinion of Carter Ledyard & Milburn LLP.

23.2	Consent of Procopio, Cory, Hargreaves & Savitch LLP (included in Exhibit 5.1).

23.3	Consent of Carter Ledyard & Milburn LLP (included in Exhibit 5.2).

24.1	Power of Attorney (included on the to the initial filing of this registration statement)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hayward, State of California, on February 9, 2023.

TIVIC HEALTH SYSTEMS, INC.

By:	/s/ Jennifer Ernst
Jennifer Ernst
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ Jennifer Ernst Jennifer Ernst	Chief Executive Officer (Principal Executive)	February 9, 2023

/s/ Veronica Cai Veronica Cai	Chief Financial Officer (Principal Financial and Accounting Officer)	February 9, 2023

* Sheryle Bolton	Chair of the Board of Directors	February 9, 2023

* Karen Drexler	Director	February 9, 2023

* Dean Zikria	Director	February 9, 2023

* By:	/s/ Jennifer Ernst
Jennifer Ernst, Attorney-in-Fact